Exhibit 99.1

EXECUTION VERSION

CREDIT SUISSE

(the Company)

acting through its Guernsey Branch

(the Branch)

AND

THE BANK OF NEW YORK,

(the Trustee)

THIRD SUPPLEMENTAL INDENTURE

dated as of March 28, 2008

Supplemental to the Subordinated Indenture,
dated as of March 29, 2007

THIRD SUPPLEMENTAL INDENTURE, dated as of March 28, 2008 (this “Third Supplemental Indenture”), between CREDIT SUISSE, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Company”), acting through its Guernsey Branch, and THE BANK OF NEW YORK, a New York banking corporation (the “Trustee”), to the Base Indenture (as defined below).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee have previously executed a subordinated indenture, dated as of March 29, 2007 (the “Base Indenture”), and a first supplemental indenture, dated as of May 15, 2007, and a second supplemental indenture, dated as of February 20, 2008, supplementing the Base Indenture;

WHEREAS, the Company has authorized the execution and delivery of this Third Supplemental Indenture;

WHEREAS, pursuant to Sections 2.03 and 9.01(e) of the Base Indenture, the Company desires to provide for the establishment of a new series of Securities under the Base Indenture, to be issued by the Company, acting through its Guernsey Branch, the form and substance of such series of Securities and the terms, provisions and conditions thereof to be set forth as provided in the Base Indenture and this Supplemental Indenture;

WHEREAS, at the request of the Trustee, the Company has furnished the Trustee with (i) an Opinion of Counsel complying with the requirements of Sections 2.02(c), 9.05, 11.03 and 11.04 of the Base Indenture and to the effect that, among other things, this Third Supplemental Indenture has been duly authorized, executed and delivered by the Company, and (ii) an Officers’ Certificate complying with the requirements of Sections 2.02(b), 11.03 and 11.04 of the Base Indenture; and

WHEREAS, all conditions and requirements necessary to make this Third Supplemental Indenture a valid agreement of the Company, in accordance with the terms of the Base Indenture, and a valid amendment of and supplement to the Base Indenture have been done.

NOW THEREFORE, in consideration of the premises and the purchase of the Securities of the series established by this Third Supplemental Indenture by the Holders thereof from time to time on or after the date hereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all such Holders of such series, that the Base Indenture is supplemented and amended, to the extent and for the purposes expressed herein, as follows:

1.             For all purposes of this Third Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, (i) references to any Article, Section or subdivision thereof are references to an Article, Section or other subdivision of this Third Supplemental Indenture and (ii) capitalized terms not otherwise defined herein shall have the meanings set forth in the Base Indenture and the following terms used in this Third Supplemental Indenture have the following respective meanings:

“Additional Amounts” has the meaning set forth in Section 3(h).

“Branch” means the branch of the Company through which the Company is acting for all purposes under the Notes and this Third Supplemental Indenture unless and until a Substitution Branch is designated pursuant to Section 3(l) and thereafter means such Substitution Branch.

“Business Day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

“Condition of Redemption” means the Company’s obtaining the prior approval of the Swiss Federal Banking Commission (which approval will be conditioned upon the Company’s being solvent and the satisfaction of other regulatory capital requirements).

“Depositary” has the meaning set forth in Section 3(k).

“Distributable Profits” means, with respect to any audited unconsolidated accounts of the Company, the aggregate of (i) net profits carried forward and (ii) freely available reserves (other than reserves for own shares), in each case, less any amounts that must be contributed to legal reserves under Swiss law.

“Dollars” means the lawful currency of the United States of America.

“EU Savings Tax Directive” has the meaning set forth in Section 3(h).

“Event of Default” has the meaning set forth in Section 5.

“Global Certificates” has the meaning set forth in Section 3(k).

“Guernsey Savings Tax Agreement” has the meaning set forth in Section 3(h).

“Initial Optional Redemption Date” means March 28, 2013.

“Interest Payment Date” means each day on which interest on the Notes is payable.

“Interest Period” means the period from and including any Interest Payment Date (or, in the case of the first Interest Payment Date, the Issue Date) to but excluding the next Interest Payment Date.

“Issue Date” means March 28, 2008.

“Non-Discretionary Interest Payment” has the meaning set forth in Section 3(e).

“Notes” has the meaning set forth in Section 3(a).

“Parity Obligations” means (i) all obligations of the Company in respect of present and future Tier 1 Instruments and (ii) any other securities or obligations (including any guarantee, credit support agreement or similar undertaking) of the Company that rank, or are expressed to rank, pari passu with the Notes.

“Paying Agent” shall initially mean The Bank of New York and any co-Paying Agent appointed by the Company, and thereafter shall mean any additional or successor paying agents.

“Prohibited Interest Payment” has the meaning set forth in Section 3(e).

“Record Date” has the meaning set forth in Section 3(f).

“Redemption Price” means, for each Note, a redemption price equal to the principal amount of such Note, plus interest with respect to the then-current Interest Period accrued on a daily basis to (but excluding) the date fixed for redemption, plus all due but unpaid interest, if any, thereon, together with any Additional Amounts.

“Regulatory Condition” means that the Company, on both an unconsolidated (Stammhaus) and a consolidated (Finanzgruppe) basis, is, and will be immediately after payment, in compliance with all applicable regulatory capital requirements of the Swiss Federal Banking Commission.

“Regulatory Event” means a change in law or regulation applicable to the Company or a change in the official interpretation thereof occurring after March 25, 2008 as a result of which the Notes may no longer qualify as Tier 1 Capital of the Company (without regard to quantitative limits on such capital) on an unconsolidated (Stammhaus) or a consolidated (Finanzgruppe) basis.

“Relevant Jurisdiction” has the meaning set forth in Section 3(h).

“Senior Indebtedness” has the meaning set forth in Section 2.

“Share Capital” means all classes of paid-in capital in relation to shares (and participation certificates, if any) of the Company.

“Solvency Condition” means that the Company is solvent by virtue of (i) its assets exceeding its liabilities (other than its liabilities to Persons who are not holders of Senior Indebtedness) and (ii) its being able to pay its debts as they fall due.

“Subsidiary” has the meaning set forth in Section 2.

“Substitution Branch” has the meaning set forth in Section 3(l).

“Swiss Savings Tax Agreement” has the meaning set forth in Section 3(h).

“Tax Event” means a change in law or regulation of Switzerland, Guernsey or the jurisdiction of a Substitution Branch, or any political subdivision therein or any authority thereof or therein having power to tax, or official interpretation thereof occurring after March 25, 2008 as a result of which payments to Holders of the Notes would be subject to withholding tax in Switzerland, Guernsey or the jurisdiction of a Substitution Branch, or the Company otherwise is or would be required to pay Additional Amounts in respect of any taxes, duties or other governmental charges in Switzerland, Guernsey or the jurisdiction of a Substitution Branch with respect to payments on the Notes.

“Tier 1 Capital” has the meaning ascribed to it under Swiss banking laws and Swiss Federal Banking Commission regulations applicable to the Company from time to time.

“Tier 1 Instruments” means any and all securities or other obligations issued by (a) the Company (whether or not acting through a branch) but excluding any Tier 1 Shares or (b) a Subsidiary and having the benefit of a guarantee, credit support agreement or similar undertaking of the Company, each of which securities or other obligations under (a) and (b) qualify, or are issued in respect of a security that qualifies, as Tier 1 Capital of the Company (without regard to quantitative limits on such capital) on an unconsolidated (Stammhaus) or a consolidated (Finanzgruppe) basis.

“Tier 1 Shares” means all classes of paid-in capital in relation to shares (and participation certificates, if any) of the Company that qualify as Tier 1 Capital of the Company on an unconsolidated (Stammhaus) or a consolidated (Finanzgruppe) basis.

2.             The definitions of “Senior Indebtedness” and “Subsidiary” in Section 1.01 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

“Senior Indebtedness” means all debt and other obligations (including those in respect of bonds, notes, debentures and guarantees) that do not, or are not expressly stated to, rank pari passu with the obligations of the Company under the Notes.

“Subsidiary” means a company controlled directly or indirectly by the Company, whether or not consolidated, and “control” means the power to direct the management or affairs of such company, whether through the ownership of voting securities, by contract or otherwise.

3.             Pursuant to Section 2.03 of the Base Indenture, there is hereby established a series of Securities, the terms of which shall be as follows:

(a)           Designation.  The Securities of this series shall be known and designated as the 7.9% Tier 1 Capital Notes (the “Notes”) of the Company.

(b)           Aggregate Principal Amount; Further Issues.  The maximum aggregate principal amount of the Notes to be authenticated and delivered under this Third Supplemental Indenture is $1,610,000,000 (except for Notes authenticated and delivered upon registration of, transfer of, or exchange for, or in lieu of, other Notes pursuant to Sections 2.07, 2.08 and 2.10 of the Base Indenture).  Notwithstanding the preceding sentence, the Company may from time to time, without notice to or the consent of the registered Holders of the Notes, create and issue under this Third Supplemental Indenture further notes of the same series as and ranking pari passu with the Notes.  Such further notes will be consolidated and form a single series with the Notes, will have the same terms as to status, redemption or otherwise as the Notes (except, if applicable, the initial Interest Payment Date and the initial interest accrual date), and payments on such further notes in liquidation will be made pro rata.

(c)           Denominations.  The authorized denominations of the Notes will be $25 and any integral multiple of $25 in excess thereof.  The Notes will be denominated in Dollars and all payments on or in respect of the Notes will be made in Dollars.

(d)           Maturity.  The Notes will not have a fixed maturity date.

(e)           Interest.  Interest on the Notes will accrue from and including the Issue Date at a fixed rate of 7.9% per annum and, subject to any Prohibited Interest Payment and Non-Discretionary Interest Payment, will be payable quarterly in arrears on each March 15, June 15, September 15 and December 15, beginning on June 15, 2008.

In respect of each Interest Payment Date, the amount of each interest payment payable in respect of each $25 Note will be $0.49375, except that the interest payment with respect to the first Interest Period will be $0.42243 in respect of each $25 Note.  If interest is required to be calculated for a period of less than a full Interest Period, such interest will be calculated on the basis of a year of 360 days with twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed.

If any Interest Payment Date is not a Business Day, such Interest Payment Date will be postponed to the next following Business Day, unless such day would fall into the next calendar month, in which case such Interest Payment Date will be the immediately preceding Business Day, but the amount of such interest will not be adjusted.

Payments of interest on the Notes are not cumulative.  If a payment of interest for any Interest Period is (i) discretionary and not paid by the Company or (ii) prohibited as a Prohibited Interest Payment, Holders of the Notes will not be entitled to that payment of interest, or any interest thereon, whether or not payments of interest are made on the Notes in respect of any other Interest Periods.

Interest payments on the Notes will be made at the discretion of the Company, except (i) when the payment of interest is prohibited as a Prohibited Interest Payment or (ii) when the payment of interest is required as a Non-Discretionary Interest Payment.  The failure by the Company to make all or a portion of an interest payment on any Interest Payment Date when such payment is prohibited or is discretionary will not constitute an Event of Default by the Company for any purpose.

Non-Discretionary Interest Payments.  Except when an interest payment is prohibited as a Prohibited Interest Payment, the Company will be required to pay such interest on the Notes on the applicable Interest Payment Date in the following circumstances (each such payment, a “Non-Discretionary Interest Payment”):

Payment on Tier 1 Shares.  If the Company pays any dividend or makes any other distribution or payment on or in respect of any class of Tier 1 Shares (other than a payment in kind in other Tier 1 Shares), then the Company will be required to make payment of (x) the full amount of the interest payable on the Notes on each of the next two Interest Payment Dates contemporaneous with or following the dividend or other payment if the dividend or other payment on the Tier 1 Shares is paid in respect of a period of six months or less or (y) the full amount of the interest payable on the Notes on each of the next four Interest Payment Dates contemporaneous with or following the dividend or other payment if the dividend or other payment on the Tier 1 Shares is paid in respect of a period of more than six months.

Redemption of Tier 1 Shares.  The Company will be required to pay the full amount of the interest payable on the Notes on each of the next four Interest Payment Dates contemporaneous with or following any date on which the Company has redeemed, repurchased or otherwise acquired any Tier 1 Shares (or any portion thereof) for any consideration (or any moneys are paid to or made available for a sinking fund for, or for redemption, repurchase or other acquisition of, any such Tier 1 Shares) or any date on which the Company has effected a voluntary reduction of the nominal amount of its paid-in capital other than in connection with:

(A)                              transactions in Tier 1 Shares effected by or for the account of customers of the Company or any of its Subsidiaries or in connection with the distribution or trading of, or market making in respect of, Tier 1 Shares;

(B)                                the satisfaction by the Company or any of its Subsidiaries of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants;

(C)                                the cancellation or other termination of Tier 1 Shares held by the Company or any of its Subsidiaries;

(D)                               a reclassification of the Tier 1 Shares of the Company or the exchange or conversion of one class or series of such Tier 1 Shares for another class or series of such Tier 1 Shares; or

(E)                                 the purchase of fractional interests in the Tier 1 Shares of the Company pursuant to the provisions of any security being converted into or exchanged for such Tier 1 Shares.

Payment on Tier 1 Instruments.  If the Company pays, or causes or permits to be paid, any interest or makes, or causes or permits to be made, any other distribution or payment on or in respect of any Tier 1 Instruments (other than to the extent of a payment in kind in Tier 1 Shares or to the extent such interest or other distribution or payment is required by the operation of the provisions under “Payment on Tier 1 Shares” or “Redemption of Tier 1 Shares” above), then the Company will be required to make payments of interest on the Notes on one or more Interest Payment Dates contemporaneous with or following the interest or other payment, as follows:

(A)                              pro rata payment of the full amount of the interest payable on the Notes on each of the next four Interest Payment Dates if the interest or other payment on the Tier 1 Instruments is paid in respect of an annual period;

(B)                                pro rata payment of the full amount of the interest payable on the Notes on each of the next two Interest Payment Dates if the interest or other payment on the Tier 1 Instruments is paid in respect of a semi-annual period; and

(C)                                pro rata payment of the full amount of the interest payable on the next Interest Payment Date if the interest or other payment on the Tier 1 Instruments is paid in respect of a quarterly period.

When payment on a Tier 1 Instrument requires a pro rata payment of interest as described above, the amount of the required payment will be in the same proportion to the specified amount of interest payable on the Note as the payment that was made on the Tier 1 Instrument bears to the amount that was payable on such Tier 1 Instrument at the time of such payment.

Payment of interest on the Notes on any Interest Payment Date will not exceed the full amount of interest payable in respect of the Interest Period immediately preceding such Interest Payment Date.

Prohibited Interest Payments.  The Company will be prohibited from making an interest payment (each, a “Prohibited Interest Payment”), in whole or in part, on the Notes on the relevant Interest Payment Date to the extent that:

(A)                              the Company has an amount of Distributable Profits in its most recent audited unconsolidated accounts which is less than the aggregated amount of such interest payment together with all other payments (other than redemption payments) made by the Company since the date of such accounts (i) on the Notes and (ii) on or in respect of any Tier 1 Instruments or Tier 1 Shares, in each case, excluding any portion of such interest payment and such other payments already accounted for in determining the Company’s Distributable Profits; or

(B)                                notwithstanding that the Company has sufficient Distributable Profits, at the time of such payment, either the Regulatory Condition or the Solvency Condition is, or both such conditions are, not satisfied or would not be satisfied if such interest payment were made.

For any Interest Period, if a payment of interest is prohibited as a Prohibited Interest Payment or is discretionary and the Company elects not to pay interest or to pay less than the full amount of interest, with respect to such Interest Period the Company will deliver a notice to the Holders and the Trustee and, for so long as the Notes are listed on the New York Stock Exchange, and such stock exchange so requires, shall notify such exchange and shall issue a press release containing such notice at least two (2) Business Days prior to the relevant Interest Payment Date on which payment was scheduled.  The notice provided to the Trustee shall be in the form of an Officers’ Certificate, on which certificate the Trustee shall be entitled to conclusively rely.  Failure to provide any such notice at all or in the time specified shall not constitute an Event of Default by the Company for any purpose, nor shall it affect the Company’s rights to elect not to pay interest that is discretionary or its obligations with respect to Prohibited Interest Payments.

(f)            Record Date.  Each interest payment shall be payable to Holders of record as they appear on the securities register of the Company at the close of business on the corresponding record date (the “Record Date”). The Record Date for the Notes will be, for so long as the Notes are in the form of a Global Certificate (as hereinafter defined), three (3) Business Days prior to the relevant Interest Payment Date and, in the event that any Notes are not represented by one or more Global Certificates, the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date.

(g)           Redemption.  The Notes will not be subject to mandatory redemption or to any sinking fund and will not be convertible into, or exchangeable for, any securities of the Company.  Except as set forth in clauses (i) and (ii) below, the Notes will not be redeemable at the option of the Company or of the Holders.

(i)            Optional Redemption.  At any time on or after the Initial Optional Redemption Date, the Company will have the right to redeem the Notes for cash, in whole or in part, at the Redemption Price, subject to satisfaction of the Condition of Redemption, both at the time of giving of the redemption notice to the Holders of the Notes as provided in Section 3.02 of the Base Indenture and at the time the Company deposits any such redemption payment with the Trustee or a Paying Agent pursuant to said Section 3.02.

(ii)           Special Event Redemption.  The Company may also elect to redeem the Notes for cash, in whole but not in part, at the Redemption Price, subject to satisfaction of the Condition of Redemption, both at the time of giving of the redemption notice to the Holders of the Notes as provided in Section 3.02 of the Base Indenture and at the time the Company deposits any such redemption payment with the Trustee or a Paying Agent pursuant to said Section 3.02, at any time prior to the Initial Optional Redemption Date, upon the occurrence of a Tax Event or a Regulatory Event (except in the specific circumstance described in the last sentence of Section 3(l)).

With respect to any redemption described in this Section 3(g), the Company shall give the Trustee notice of the Redemption Price promptly after the calculation thereof and the Trustee shall not be responsible for any such calculation.  At the time of (i) the giving of such redemption notice and (ii) any such redemption payment, the Trustee shall be entitled to receive an Officers’ Certificate confirming that the Condition of Redemption has been satisfied as of such time.

(h)           Additional Amounts.  All payments of principal and interest in respect of the Notes by the Company will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Switzerland, Guernsey or the jurisdiction of a Substitution Branch

(each a “Relevant Jurisdiction”), any political subdivision thereof or any authority therein or thereof having the power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.  In that event, the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received by Holders after such withholding or deduction shall equal the amounts that would have been receivable in respect of the Notes in the absence of such withholding or deduction.

Notwithstanding the foregoing, no such Additional Amounts will be payable:

(i)            to the extent the withholding or deduction is imposed or levied because the Holder of the Notes has some connection with the Relevant Jurisdiction other than merely being a Holder of such Notes;

(ii)           to the extent the withholding or deduction is imposed or levied because the Holder (or beneficial owner) of the Notes has not made a declaration of non-residence or other claim for exemption, if such Holder is able to avoid such deduction or withholding by making such a declaration or claim;

(iii)          more than thirty (30) days after the date on which the related payment on the Notes becomes due, except to the extent that the Holder of such Notes would have been entitled to such additional amounts on the thirtieth such day;

(iv)          to the extent the withholding or deduction is imposed on a payment to an individual and is (A) required to be made pursuant to European Council Directive 2003/48/EC of June 3, 2003 on the taxation of savings income (the “EU Savings Tax Directive”) or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the EU Savings Tax Directive, (B) required to be made pursuant to the Agreement between the European Community and the Confederation of Switzerland dated as of October 26, 2004 (the “Swiss Savings Tax Agreement”) providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Swiss Savings Tax Agreement, (C) required to be made pursuant to agreements between Guernsey and the EU Member States dated November 19, 2004 (the “Guernsey Savings Tax Agreement”) providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, the Guernsey Savings Tax Agreement or (D) required to be made pursuant to any agreements between the European Community and other countries or territories providing for measures equivalent to those laid down in the EU Savings Tax Directive or any law or other governmental regulation implementing or complying with, or introduced in order to conform to, such agreements; or

(v)           to a Holder of the Notes who would have been able to avoid such withholding or deduction by receiving such payment through another paying agent in a member state of the European Union.

Any payment of Additional Amounts will be subject to the same conditions as are applicable to the payment in respect of which such Additional Amounts arise.

At least ten (10) days prior to the first Interest Payment Date and at least ten (10) days prior to each date of payment of principal of or interest on the Notes if there has been a change with respect to the matters set forth in the below-mentioned Officers’ Certificate, the Company shall furnish to the Trustee and the principal Paying Agent, if other than the Trustee, an Officers’ Certificate instructing the Trustee and such Paying Agent whether such payment of principal of or interest on the Notes shall be made to Holders without withholding or deduction for or on account of any taxes of the Relevant Jurisdiction.  If any such withholding or deduction shall be required, then such Officers’ Certificate shall specify by country the amount, if any, required to be withheld or deducted on such payments to such Holders and shall certify the fact that Additional Amounts will be payable and the amounts so payable to each Holder, and the Company shall pay to the Trustee or such Paying Agent the Additional Amounts required to be paid by this Section 3(h).  The Company covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Officers’ Certificate furnished pursuant to this Section 3(h).

Whenever in this Third Supplemental Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to this Third Supplemental Indenture, and express mention of the payment of Additional Amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of Additional Amounts in those provisions hereof where such express mention is not made.

(i)            Subordination.  Sections 10.01, 10.02, 10.03 and 10.04 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

Section 10.01.  Subordination.  The Notes will be direct, subordinated and unsecured obligations of the Company and will rank:

(i)	junior to all claims in respect of Senior Indebtedness;

(ii)	pari passu with Parity Obligations; and

(iii)	senior to the Share Capital.

Section 10.02.  Rights upon Bankruptcy.  In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company in Switzerland, Holders of the Notes will have a right to claim, on a subordinated basis, an amount equal to the principal amount of the Notes then Outstanding, plus interest, if any, with respect to the then-current Interest Period accrued on a daily basis to (but excluding) the date of the dissolution, liquidation or winding up, plus all other due, but unpaid, interest, if any, thereon.

Section 10.03.  [Intentionally omitted]

Section 10.04.  [Intentionally omitted]

In the event of any inconsistency between Article 10 of the Base Indenture and the provisions of the Third Supplemental Indenture, the provisions of the Third Supplemental Indenture shall govern.

(j)            No Set-Off.  Subject to applicable law, no Holder of the Notes shall be entitled to exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Company or the Branch arising under or in connection with the Notes.

(k)           Form of Note.  The Company will issue the Notes in the form of one or more fully registered global securities (the “Global Certificates”). The Company will deposit the Global Certificates initially representing the Notes with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”), and will register the Notes in the name of Cede & Co., the Depositary’s nominee.  The Global Certificate representing the Notes will be substantially in the form set forth in Annex I.

(l)            Substitution.  The Company may at any time designate another branch of the Company (the “Substitution Branch”) as substitute for the Branch through which it acts under the Notes with the same effect as if such Substitution Branch had been originally named as the Branch for all purposes under the Indenture and the Notes; provided, that, prior to such designation, the Trustee shall have received an Opinion of Counsel to the effect that the Company is liable under Swiss law for the obligations of the Substitution Branch with respect to the Notes.  If such designation of a Substitution Branch would give rise to a Tax Event or a Regulatory Event as of the date such substitution was effected, the Company will not be permitted to redeem the Notes prior to the Initial Optional Redemption Date as a consequence of such Tax Event or Regulatory Event occurring as of the date such substitution was effected.

(m)          Currency Indemnity.  The Dollar is the sole currency of account and payment for all sums payable by the Company under or in connection with the Notes, including damages. Any amount received or recovered in a currency other than the Dollar by any Holder in respect of any sum expressed to be due to it from the Company shall only constitute a discharge to the Company to the extent of the Dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).  If that Dollar amount is less than the Dollar amount expressed to be due to the recipient under any Note, the Company shall indemnify it against any resulting loss sustained by the recipient.  In any event, the Company shall indemnify the recipient against the cost of making any such purchase.  For the purposes of this Section 3(m), it will be sufficient for a Holder to demonstrate that it would have suffered a loss had an actual purchase been made.  These indemnities constitute a separate and independent obligation from the Company’s other obligations, shall in the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company in Switzerland be subordinated to the claims in respect of Senior Indebtedness to the same extent as the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any waiver granted by any Holder of Notes and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

4.             The ninth paragraph of Section 2.07 of the Base Indenture is hereby amended and restated in its entirety as follows:

The Company may at any time and in its sole discretion determine that any Registered Global Securities of any series shall no longer be maintained in global form.  If an Event of Default has occurred with regard to any Securities and has not been cured or waived, a Holder of a Security may elect that its beneficial interest in the Registered Global Securities of that series no longer be maintained in global form.  In either such event and subject to the procedures of the Depositary, the Company will execute, and the Trustee, upon receipt of the Company’s order for the authentication and delivery of definitive Registered Securities of such series and tenor, will authenticate and make available for delivery, Registered Securities of such series and tenor in any authorized denominations, in an aggregate principal amount equal to the principal amount of such Registered Global Securities or beneficial interest, in exchange for such Registered Global Securities or beneficial interest.

5.             Sections 6.01 and 6.02 of the Base Indenture are hereby amended and restated in their entirety solely with respect to the Notes as follows:

Section 6.01. Events of Default.  An “Event of Default” shall occur in respect of the Notes in the event that:

(a)           the Company fails to make any payment of principal of the Notes for a period of ten (10) days or more after the date such payment is due;

(b)           the Company fails to make any payment of interest on the Notes for a period of thirty (30) days or more after the date on which such payment is due;

(c)           [Intentionally omitted]

(d)           an involuntary case or other proceeding shall be commenced against the Company, with respect to the Company or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or for any substantial part of the property and assets of the Company, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days, except that the issuance of a writ of payment (Zahlungsbefehl) under the Swiss debt enforcement and bankruptcy laws shall not constitute such involuntary case or proceeding for the purpose of this clause; or an order for relief shall be entered against the Company for the purpose of this clause; or an order for relief shall be entered against the Company under any bankruptcy, insolvency or other similar law now or hereafter in effect; or

(e)           the Company (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company for all or substantially all of the property and assets of the Company, or (iii) effects any general assignment for the benefit of creditors.

(f)            [Intentionally omitted].

Section 6.02. Remedies Limited.  (a)  No remedy against the Company, other than those described in paragraph (b) below, shall be available to the Trustee or any Holder, whether for the recovery of amounts payable in respect of the Notes or in respect of any breach by the Company of any of its obligations under the Notes.  In addition, notwithstanding any other provision hereof or of the Base Indenture, the Notes shall not become accelerable, nor shall the Trustee or any Holder or group of Holders of Securities of any series under the Indenture (including the Notes) have the right to accelerate the Notes upon the occurrence of any Event of Default.

(b)  Upon the occurrence of an Event of Default, the payment obligations on the Notes shall be deemed due and payable (fällige) payment obligations of the Company, and if such payment has not been made within the statutory period after the Trustee (failing which, and subject to the provisions of Section 6.06 of the Base Indenture, a Holder) has formally requested payment and a writ of payment (Zahlungsbefehl) has been issued as provided by the Swiss insolvency laws, the Trustee (failing which, and subject to the provisions of Section 6.06 of the Base Indenture, a Holder) may institute proceedings against the Company in Switzerland (but not elsewhere) to enforce the rights of such Holder under Swiss insolvency laws.  In the event of an insolvency proceeding in Switzerland, the Company shall not (i) after having received the writ of payment (Zahlungsbefehl), argue or plead that the payment obligations are not due and payable by the Company and (ii) prior to the declaration of bankruptcy (or similar proceeding under Swiss insolvency laws), make any payment to a Holder or the Trustee unless the Solvency Condition is satisfied.  Notwithstanding the foregoing, (i) the Trustee (failing which, and subject to the provisions of Section 6.06 of the Base Indenture, a Holder) shall be entitled to exercise all other remedies available to it under the Indenture (except for acceleration) in connection with the Events of Default referred to in Section 6.01 of the Indenture, and (ii) the Trustee shall be entitled to bring an action against the Company for amounts due the Trustee under the Indenture for its compensation, expenses and indemnities.

6.             Section 11.08(a) of the Base Indenture is hereby amended and restated solely with respect to the Notes as follows:

(a)  The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Indenture and the Securities.  Notwithstanding the foregoing, the subordination provisions set forth in Section 3(i) of this Third Supplemental Indenture, shall be governed by Swiss law.

7.             The Base Indenture is hereby amended by adding the following as Section 11.16:

Section 11.16.  Action through a Branch.  The Company may issue Securities under this Indenture through one or more of its branches.

8.             Further Series.  The Company may, by or pursuant to Board Resolution, establish further series of notes under this Third Supplemental Indenture having substantially the same terms as the Notes, with such changes or modifications as are set forth in the instrument establishing such further series of notes.

9.             Counterparts.  This Third Supplemental Indenture may be executed in any number of counterparts and all of said counterparts executed and delivered each as an original shall constitute but one and the same instrument.

10.           Trustee’s Duties, Responsibilities and Liabilities.  The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of such statements.  The Trustee makes no representation as to the validity of this Third Supplemental Indenture.  The Trustee assumes no duties, responsibilities or liabilities by reason of this Third Supplemental Indenture other than as set forth in the Base Indenture, and this Third Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions of its acceptance of the trust under the Base Indenture, as fully as if said terms and conditions were herein set forth at length.

11.           Ratification and Confirmation.  As amended and modified by this Third Supplemental Indenture, the Base Indenture is in all respects ratified and confirmed and the Base Indenture and this Third Supplemental Indenture shall be read, taken and construed as one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the day and year first above written.

CREDIT SUISSE, GUERNSEY BRANCH

By:	/s/ Peter Feeney
	Name:	Peter Feeney
	Title:	Authorized Person

By:	/s/ Sharon O’Connor
	Name:	Sharon O’Connor
	Title:	Authorized Person

THE BANK OF NEW YORK, as Trustee

By:	/s/ Ignazio Tamburello
	Name:	Ignazio Tamburello
	Title:	Assistant Vice President

Annex I

FORM OF NOTE

FACE OF NOTE

PRINCIPAL AMOUNT: $

CUSIP:

No.:

This Note is a Global Certificate within the meaning of the Indenture hereinafter referred to and is registered in the name of The Depository Trust Company (the “Depositary”).  Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

Unless this Note is presented by an authorized representative of the Depositary to the Trustee or its agent for registration of transfer, exchange or payment, and any Note issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of the Depositary and any payment hereon is made to Cede & Co., any transfer, pledge or other use hereof for value or otherwise by a person is wrongful inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

CREDIT SUISSE

7.9% Tier 1 Capital Note

CREDIT SUISSE, a corporation organized under the laws of, and duly licensed as a bank in, Switzerland (the “Company,” which term includes any successor corporation under the Indenture hereinafter referred to), acting through its Guernsey Branch, for value received, hereby promises to pay, at the time of any redemption hereof, to Cede & Co., or registered assigns, at the office or agency of the Company in New York, New York, the principal sum of $                 (                     Dollars), in the coin or currency of the United States, and, subject in all respects to the provisions set forth in the Indenture, to pay interest on said principal sum, quarterly on March 15, June 15, September 15, and December 15 of each year, commencing June 15, 2008, at 7.9% per annum, at said office or agency, in like coin or currency, from March 28, 2008 until payment of said principal sum has been made or duly provided for; provided, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security register or by wire transfer as provided in the Indenture.  The interest so payable on any Interest Payment Date will, subject to certain exceptions provided in the Indenture referred to on the reverse hereof, be paid to the Person in whose name this Note is registered at the close of business on the 15th calendar day prior to such Interest Payment Date, whether or not such day is a Business Day.

Reference is made to the further provisions of this Note set forth on the reverse hereof.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, CREDIT SUISSE has caused this Note to be duly executed.

CREDIT SUISSE, GUERNSEY BRANCH

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK, as Trustee

By:
Authorized Signatory

REVERSE OF TIER 1 CAPITAL NOTE

CREDIT SUISSE

7.9% Tier 1 Capital Note

This Note is one of a duly authorized issue of debentures, notes, bonds or other evidences of indebtedness of the Company (hereinafter called the “Securities”) of the series hereinafter specified, all issued or to be issued under and pursuant to a subordinated indenture dated as of March 29, 2007, as supplemented by a third supplemental indenture dated as of March 28, 2008 (as so supplemented, herein called the “Indenture”), duly executed and delivered by the Company to The Bank of New York, as trustee (herein called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Securities.  The Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest (if any) at different rates, may be subject to different redemption provisions (if any), may be subject to different sinking, purchase or analogous funds (if any) and may otherwise vary as in the Indenture provided.  This Note is one of a series designated as the 7.9% Tier 1 Capital Notes of the Company, initially issued in $1,400,000,000 principal amount and subject to increase without limit as provided in the Indenture.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.  The Company shall pay interest on overdue Principal and, to the extent lawful, on overdue installments of interest at the rate per annum borne by this Note.  If an Interest Payment Date is not a Business Day as defined in the Indenture at a place of payment, the Interest Payment Date shall be postponed to the next succeeding day that is a Business Day, unless such day would fall into the next calendar month, in which case such payment will be made on the immediately preceding Business Day, but the amount of such interest will not be adjusted.  Interest payments will be made at the discretion of the Company, except under certain circumstances defined in the Indenture when the payment of interest may be either prohibited or non-discretionary.  If the withholding or deduction of taxes, duties or assessments on payments of principal or interest is required by law, the Company will pay Additional Amounts to compensate for such withholding or deduction, in accordance with the Indenture.

In case an Event of Default (as defined in the Indenture) with respect to the Securities of this series shall have occurred and be continuing, the rights of the Holders thereof will be limited and subject to the conditions provided in the Indenture.

The Indenture contains provisions which provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Securities of any series with the written consent of the Holders of a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as then may be accelerated) of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as may then be accelerated) of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Securities of such series; provided that, without the consent of each Holder of the Securities of each series affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Security, or reduce the Principal thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceedings, or change any place of payment where, or the currency in which, any Security or the interest thereon is payable, modify any right to convert or exchange such Holder’s Security for another security to the detriment of the Holder, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Securities of the relevant series the consent of whose Holders is required for any such supplemental indenture, or for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

It is also provided in the Indenture that, subject to certain conditions, the Holders of at least a majority in principal amount (or, if any Securities are Original Issue Discount Securities, such portion of the Principal as is then accelerable) of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Security or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

The Indenture provides that a series of Securities may include one or more tranches (each a “tranche”) of Securities, including Securities issued in a Periodic Offering.  The Securities of different tranches may have one or more different terms, including authentication dates and public offering prices, but all the Securities within each such tranche shall have identical terms, including authentication date and public offering price.  Notwithstanding any other provision of the Indenture, subject to certain exceptions, with respect to sections of the Indenture concerning the execution, authentication and terms of the Securities, redemption of the Securities, Events of Default of the Securities, defeasance of the Securities and amendment of the Indenture, if any series of Securities includes more than one tranche, all provisions of such sections applicable to any series of Securities shall be deemed equally applicable to each tranche of any series of Securities in the same manner as though originally designated a series unless otherwise provided with respect to such series or tranche pursuant to a Board Resolution or a supplemental indenture establishing such series or tranche.

The Company, for itself and its successors, and each Holder, by accepting the Notes, agrees that the payment of the Principal of and interest on the Notes is subordinated, to the extent and in the manner provided in the Indenture, to the right of payment in full of all present and future Senior Indebtedness, and that the subordination provisions in the Indenture are for the benefit of the holders of Senior Indebtedness.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal of and interest on this Note in the manner, at the place, at the respective times, at the rate and in the coin or currency herein prescribed.

The Notes are issuable initially only in registered form without coupons in denominations of $25 and any integral multiples of $25 in excess thereof and are transferable and exchangeable at the office or agency of the Company in the Borough of Manhattan, The City of New York, and in the manner and subject to the limitations provided in the Indenture.

This Note is redeemable at the option of the Company and upon the occurrence of certain specified events as described in the Indenture.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company in the Borough of Manhattan, The City of New York, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company, the Trustee and any agent of the Company or the Trustee may deem and treat the registered Holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of, or on account of, the Principal hereof and, subject to the provisions hereof, interest hereon, and for all other purposes, and neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

No recourse under or upon any obligation, covenant or agreement contained in the Indenture or any indenture supplemental thereto or in any Note, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

Terms used herein which are defined in the Indenture shall have the respective meanings assigned thereto in the Indenture.

The laws of the State of New York (without regard to conflicts of laws principles thereof) shall govern this Note, except for the subordination provisions contained in the third supplemental indenture referred to above, which shall be governed by Swiss law.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing
Attorney to transfer
such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.